

April 3, 2015

Mr. Inderpreet Singh Wadhwa
Chief Executive Officer
Azure Power Global Limited
8 Local Shopping Complex
Pushp Vihar, New Delhi 110062, India

> **Re:**   **Azure Power Global Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted March 6, 2015**
> **CIK No. 0001633438**

Dear Mr. Wadhwa:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form F-1, Filed March 6, 2015

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. With respect to all third-party statements in your prospectus – such as market data by the Indian Ministry of Power, the Reserve Bank of India, the Indian Ministry of New and Renewable Energy, and the Central Electric Authority – please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the

statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

Prospectus Summary

3. We note your disclosure on page 50 that you "will have to rely on dividends paid to [you] by [your] subsidiaries (in particular, [your] key operating subsidiary in India, AZI) for your cash requirements, including funds to pay dividends and other cash distributions to [your] shareholders, service any debt [you] may incur and pay [your] operating expenses." We also note your disclosure that AZI has not paid any dividends on its equity shares and does not plan to pay any dividends on such shares in the foreseeable future. Please include substantially similar disclosure here and in the Management's Discussion and Analysis section.

4. Please include a statement concerning the enforceability of civil liabilities against foreign persons in your prospectus summary.

Corporate Structure, page 6

5. Considering all of your operations at present and following the offering will be conducted through AZI and its subsidiaries, please explain why you will be retaining US$3 million for future operating activities.

6. In the chart on page 7, please identify the "Founders" you reference here.

The Offering, page 9

7. Where you discuss the assumptions associated with the number of equity shares outstanding, please quantify these amounts.

Risk Factors

Risks Related to Our Business and Our Industry

The reduction, modification or elimination of central . . ., page 16

8. Please elaborate on your disclosure that you "could be in a situation where [you] are not qualified to participate in bids that grant incentives under certain schemes" and provide examples of such situations in order to add context to this risk.

Counterparties to our PPAs may not fulfill their obligations…, page 25

9. Here or in an appropriate place in your prospectus elaborate upon whether there is a way for you to measure the creditworthiness or financial condition of the counterparties to your PPAs. If, due to the limited number of counterparties available to you (as discussed in the preceding risk factor), this is not a factor you take into account, please state as much.

Risks Related to Our Equity Shares and This Offering

Our holding company will have to rely . . ., page 41

10. Please disclose here, as you do on page 50, that AZI has not paid any cash dividends on its equity shares and does not intend to pay dividends to its equity shareholders in the foreseeable future.

Selected Consolidated Financial Data, page 56

11. We note that the net loss per share attributable to AZI equity shareholders, basic and diluted, presented here and in your Summary Consolidated and Pro Forma Financial and Operating Data beginning on page 11 does not agree with the similarly captioned amounts presented in your annual and interim financial statements. Please revise or explain to us why you believe no revision is necessary.

12. We note your disclosure in footnote (4) on page 58 that the non-controlling interest presented in your Consolidated Statement of Operations Data represents a non-controlling interest of 20% in a subsidiary and the ownership interests of the founders in AZI after this offering. However, the amounts presented in the non-controlling interest line in your Selected Financial Data are the same amounts described in your annual and interim financial statements as representing only the 20% ownership in a subsidiary (10MW Gujarat power plant) not held by AZI. Please revise your description in footnote (4) here and in your Summary Consolidated and Pro Forma Financial and Operating Data beginning on page 11 for accuracy or explain to us why you believe no revision is necessary.

13. We note that footnote (7) on page 58 indicates that pro forma net loss per share has been calculated as if the compulsory convertible preferred shares and the compulsory convertible debentures had been converted into equity shares at the beginning of the period or when issued, if later. Footnote (8), however, suggests that pro forma weighted average shares outstanding assumes conversion at a later date. Please revise your disclosures to clarify your presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

14. We note your disclosure on page 67 that your foreign currency option contracts qualify as cash flow hedges. However, in Note 2(w) on pages F-15 and F-51 you state that you did not have any derivatives designated as accounting hedges during the annual and interim periods presented. Please revise your disclosure as appropriate or explain to us why you believe no revision is necessary.

15. In an appropriate place in this section, please discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources. Please refer to Item 5.D of Form 20-F.

16. In an appropriate place in this section, please discuss the material terms of your power purchase agreements. In this regard, based on your disclosure on page 26, we note that the terms of your power purchase agreements can vary and your table on pages 100-101 indicates that some of your tariffs have adjustment features. Please explain these terms so that a reader can appreciate the risks and benefits these agreements present to your business.

Operating Metrics, page 63

17. You state here that you are targeting having 520MW deployed by March 31, 2016. In an appropriate place in your prospectus, please tell us how you intend to achieve this goal and if there are any projects you have identified that will facilitate achievement of this goal.

18. Please explain to us how to reconcile the amounts reflected in the table that represents megawatts deployed and committed here with the chart that appears on pages 100-101.

Financial Metrics, page 64

19. Disclose the assumptions you used to calculate the nominal contracted payment amounts you disclose here.

Results of Operations

Income Tax Expense, page 73

20. Please reconcile your disclosure that the decrease in your net tax expense was due to a decline in profits with your disclosure on page 16 that you have never been profitable.

Six Months Ended September 2014 Compared to Six Months Ended September 2013

General and Administrative Expenses, page 73

21. We note your explanation of the reasons for the Rs. 12.7 million increase in general and administrative expenses only explains Rs. 7.2 million, or approximately 57%, of the increase. Please explain the reason(s) for the additional Rs. 5.5 million increase.

Income Tax Expense, page 74

22. Please revise your disclosures to provide an informative discussion of the reasons for the fluctuation in your effective tax rate between interim periods.

Liquidity and Capital Resources

Liquidity Position, page 75

23. Please clarify the types of "commitments" you have from financial institutions and disclose the material terms of such commitments, including any financial covenants you must satisfy prior to making cash distributions.

Compulsory Convertible Preferred Shares, page 75

24. We note your disclosure that the Series A to D and Series F compulsory convertible preferred shares (CCPS) have been classified as temporary equity because the holders have a right to convert the shares into a fixed number of equity shares. It is our understanding that these particular CCPS have been classified within mezzanine equity since, as noted on page F-30, the holders may request that you buyback the CCPS under certain circumstances not considered within your control. Please advise us if our understanding is correct and revise your disclosures as necessary.

25. Please disclose the contingent events the non-occurrence of which will trigger the shareholders right to require you to buy back the shares.

Project-level Financing Arrangements, page 76

    26. Please disclose the potential consequences of your noncompliance with certain financial covenants for your Punjab 1 and Gujarat 1 projects.

Contractual Obligations and Commercial Commitments, page 81

    27. Although your contractual obligations table presents Rs. 9,133,300 of long-term debt, your balance sheet at September 30, 2014 reflects RS. 11,661,500 of long-term debt, including the current portion. Please revise your table accordingly. Please also add a footnote to the table disclosing how you calculated interest on your long-term debt.

Business

Overview, page 95

    28. Here, or in another appropriate place in the prospectus, please elaborate on your role in helping the government design the auction process for competitive project bids.

Facilities, page 104

    29. Please provide the information required by Item 4.D of Form 20-F for all the leased and owned properties upon which your projects are located.

Project Development, page 104

    30. In light of your disclosure on page 29 that you are dependent upon a limited number of suppliers for your solar system components, here, or in another appropriate section in the prospectus, please describe the sources and availability of materials for your projects. Refer to Item 4.B.4 of Form 20-F.

Government Regulations, page 108

    31. We note your disclosure of the different laws and regulations to which you are subject. However, please describe the material effects of these laws and regulations on your business. Please refer to Item 4.B.8 of Form 20-F.

Management

Employment Agreements, page 120

    32. Please clarify whether any of your officers plan to enter into employment agreements with you or if they will continue under their employment agreements with AZI.

Principal Shareholders, page 124

33. To the extent that the entities affiliated with Helion Venture Partners beneficially own greater than 5% of your equity shares on an individual basis, please provide separate line-item disclosure for each entity.

34. Disclose, by footnote or otherwise, the natural person(s) who control the entities affiliated with Helion Venture Partners and FC VI India Ventures (Mauritius) Ltd. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Related Party Transactions, page 126

35. We note that you intend to enter into a new shareholders agreement that will replace the Consolidated and Amended Shareholders Agreement. Please disclose the material terms of this agreement, when finalized.

Financial Statements for the Year Ended March 31, 2014 and 2013, page F-3

General

36. We note your disclosure in the fourth bullet point on page 20 that your debt could limit the ability of your project operating subsidiaries to pay dividends to you. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X or tell us why you believe these disclosures are not required.

Note 2. Summary of significant accounting policies

e) Cash and cash equivalents, page F-10

37. Please explain your basis in GAAP for classifying term deposits with an original maturity period of more than three months as cash and cash equivalents. We note your disclosure that you have the ability to redeem them at any time subject to minimum interest rate forfeiture.   Please refer to the definitions of cash and cash equivalents in ASC 230-10-20 and tell us how you considered the minimum interest forfeiture provisions in classifying term deposits as cash and cash equivalents.

i) Property, plant and equipment, page F-11

38. We note that leasehold improvements on solar power plant sites are depreciated over the shorter of the lease term or the remaining period of the power purchase agreements

(PPA's). Please tell us if you have or anticipate incurring any leasehold improvements with useful lives that are shorter than either the related lease term or PPA.

q) Revenue recognition, page F-14

39. We note your disclosure on page 91 that India implemented renewable purchase obligations (RPO's) in 2010. Please tell us if you generate and/or sell RPO's, renewable energy credits, performance-based incentives or other similar credits. If so, please tell us in detail how you account for such items.

40. We note from your disclosures on page 101 that some of your projects have PPA's which are subject to step-downs, escalation, and other adjustments based on the grid tariff. Please explain to us in sufficient detail whether any of your PPA's qualifies as a lease under ASC 840-10-15-6. If so, please explain how you determined the appropriate lease classification and clarify if you consider the lease payments to be minimum lease payments, contingent rents, or a combination of the two. Ensure you specifically address your accounting for the PPA with scheduled price changes described on page 66.

41. We note your disclosure on page 65 that some of your PPA's may provide for government grants. Please explain and disclose how you account for government grants.

42. We note your disclosure on page 106 that your Rajasthan projects which are under construction will have PPA's at a tariff of RS 5.45 per kilowatt hour with viability gap funding. Please tell us and disclose in greater detail what you mean by viability gap funding.

x) Segment information, page F-15

43. We note you have foreign operations. Please separately disclose the amount of revenues from external customers and long-lived assets of your domestic and foreign operations. Please refer to ASC 280-10-50-41.

Note 10. Long term debt, page F-20

44. It is our understanding that you classify and account for your Compulsory Convertible Debentures (CCD's) and Series E CCPS as liabilities under ASC 480-10-25-14(a). Accordingly, please provide all disclosures required by ASC 480-10-50. If our understanding is incorrect, please advise.

Note 11. Income Taxes, page F-25

45. Although you had significant domestic pre-tax losses in both annual periods presented, you recognized domestic tax expense during fiscal 2013 and a domestic tax benefit

during 2014. Please explain to us and disclose in MD&A the reasons for the varying effective tax rates of your domestic operations between periods.

46. Please tell us the nature of your foreign operations and the source of the pre-tax income related to your foreign operations. Also disclose in MD&A the reasons for the significant decline in foreign pre-tax income and foreign income tax expense from fiscal 2013 to 2014.

47. We note that AZI treats the income tax it incurs on intercompany services income as prepaid expenses to the extent the amounts are expected to be deductible by the subsidiaries in their tax returns outside of the tax holiday period. Please explain your tax treatment to us in greater detail and, citing authoritative GAAP guidance, tell us how you determined the appropriate accounting treatment. It appears to us from your disclosures that your domestic operations are recognizing taxable income and income tax expense from such services.

48. We note your statement that deferred income taxes have not been provided for your share of undistributed net earnings of foreign operations due to management's intent to reinvest such amounts indefinitely. Considering your history of operating cash outflows and domestic pre-tax losses, please tell us how you determined such earnings are considered indefinitely reinvested. Please also provide all disclosures required by ASC 740-30-50-2. Additionally, revise MD&A to include qualitative disclosure of the impact of the decision to indefinitely reinvest earnings in foreign tax jurisdictions on your liquidity and capital resources, such as the satisfaction of potential future material domestic obligations. In doing so, disclose the amount of cash and short term investment held by your foreign subsidiaries and a statement that these funds are not readily available to the domestic parent company;

Note 14. Equity and preferred shares, page F-28

49. Please disclose the following items related to your Mezzanine CCPS:

- the redemption amount of each Series issued and the redemption amount of each Series as if it were currently redeemable at the balance sheet date;
- a description of the accounting method used to accrete the Mezzanine CCPS;
- the combined aggregate amount of redemption requirements for all Series each year for the five years following the date of the latest balance sheet;
- the changes in each Series for each period for which a statement of operations is presented.

See Rule 5-02.27 of Regulation S-X.

Financial Statements for the Six Months Ended September 30, 2014 and 2013, page F-39

General

50. Please note that comments on the annual financial statements should be applied to the interim financial statements to the extent applicable.

Condensed Consolidated Balance Sheets, page F-39

51. We note that in your pro forma balance sheet as of September 30, 2014 the amount presented for the par value of your equity shares assuming conversion of all compulsory convertible debentures and compulsory convertible preferred stock into equity shares is unchanged. It is unclear why the par value attributable to equity shares would be the same before and after the conversion of these instruments. Please revise or explain to us why no revision is required.

Note 10. Long term debt, page F-55

52. We note that the holders of your CCD's and your Series E CCPS have an option to require you to buyback the equity shares held by them after conversion of their CCD's and CCPS into equity shares so as to give them certain required returns. We also note that your Series A, B, C, D and F CCPS include certain buyback provisions based on the non-occurrence of certain contingent events. Please tell us why the equity shares issued for the CCD's, Series E CCPS and/or the Series A, B, C, D and F CCPS are reflected in permanent equity in your pro forma balance sheet considering these buyback provisions. Please revise your disclosure to clarify this matter or explain to us why you believe no revision is necessary.

Note 11. Income Taxes, page F-60

53. We note that you reversed the full valuation allowance on your deferred tax assets during the most recent interim period. Considering the existence of negative evidence under ASC 740, such as your cumulative operating losses in the past three years, we are unclear how you recently determined a valuation allowance was not necessary. Citing the factors in ASC 740-10-30-16 through -25, please explain in detail how you determined that a reduction of the full valuation allowance to zero was appropriate. Also describe and disclose the circumstances that changed from the prior fiscal year-end that necessitated this adjustment. Specifically discuss the negative and positive evidence you considered in your evaluation. As noted in paragraphs 21 and 23, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative loss in recent years, and requires positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. A projection of future taxable

income is inherently subjective and will generally not be sufficient to overcome negative evidence that includes cumulative losses in recent years.

Outside Back Cover of Prospectus

54. Please provide the language required by Item 2 of Form F-1 and Item 502 of Regulation S-K.

Undertakings, page II-2

55. Please revise to provide the undertaking required by Item 512(a)(6) of Regulation S-K as this undertaking applies to all primary offerings.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

Cc: Thomas Ivey, Esq.
       Sandeep Chopra